U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM N-17F-2

 CERTIFICATE OF ACCOUNTING OF SECURITIES AND SIMILAR INVESTMENTS IN THE CUSTODY
                       OF MANAGEMENT INVESTMENT COMPANIES

                   Pursuant to Rule 17f-2 [17 CFR 270, 17f-2]

1.  Investment Company Act File Number:            Date examination completed:



811-7041                                  August 31, 1997




2.  State Identification Number:





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AL None AK None AZ None AR None CA None CO None
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CT None DE None DC None FL None GA None HI None
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ID None IL None IN None IA None KS None KY None
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LA None ME None MD None MA None MI None MN None
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MS None MO None MT None NE None NV None NH None
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NJ None NM None NY None NC None ND None OH None
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OK None OR None PA None RI None SC None SD None
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TN None TX None UT None VT None VA None WA None
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WV    None  WI   None  WY   None  PUERTO RICO          None
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Other (specify):



3.  Exact number of investment company as specified in registration statement:
      Arrow Funds


4. Address of principal executive office: (number, street, city, state, zip code) Federated Investors Tower, Pittsburgh, Pennsylvania 15222-3779


INSTRUCTIONS
This Form must be completed by the investment companies that have custody of securities or similar investments.

Investment Company

1. All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

                 MANAGEMENT ASSERTION REGARDING COMPLIANCE WITH
            CERTAIN PROVISIONS OF THE INVESTMENT COMPANY ACT OF 1940

We, as members of management of Arrow Funds (the Funds) are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies", of the Investment Company Act of 1940. We are also responsible for establishing and maintaining an effective internal control structure over compliance with Rule 17f-2 requirements. We have performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of August 31, 1997.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of August 31, 1997 and for the period from July 1, 1997 through August 31, 1997, with respect to securities reflected in the investments accounts of the Funds.

Very truly yours,



Albert R. Powell
Vice President and Manager
Mercantile Bank




Charles L. Davis, Jr.
Assistant Treasurer
Arrow Funds